FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding ADR Ratio Change dated March 20, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: March 21, 2006

Exhibit 99.1

PRESS RELEASE

Contact for Media and Investors:

Olive Wang

NetEase.com, Inc.

ir@service.netease.com

Tel: (+8610) 8518-0163 ext. 8243

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase.com Announces ADR Ratio Change

(Beijing – March 20, 2006) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced that it will be changing its current American depositary receipt (ADR) ratio effective March 27, 2006.

The ratio will change from the current one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. From the perspective of the ADR holder, the ratio change has the same effect as a four-for-one share split, and NetEase ADR holders at the close of business on March 24, 2006 will receive three additional ADRs for every ADR held. There will be no change to NetEase’s underlying ordinary shares. In addition, existing ADRs will continue to be valid and will not have to be exchanged for new ADRs.

Commenting on the ADR ratio change, William Ding, the Company’s Chief Executive Officer and a director, said, “NetEase’s ADR price has increased significantly over the last several years. This ADR ratio change demonstrates our commitment to making our company accessible to the broadest investment community and to enhancing our share liquidity.”

The Company also announced today that Mr. Ming-Yong Chen has resigned from its Board of Directors for personal reasons. Mr. Chen was elected to the Board in July 2005.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. For the month of December 2005, the NetEase websites had more than 786 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II, Fantasy Westward Journey and Fly for Fun.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 20 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the change in ADR ratio will not make NetEase’s ADRs appealing to a wider investor audience or will not increase liquidity; the risk that the trading price of NetEase’s ADRs may decrease for a variety of reasons following the ratio change, some of which may be beyond the control of management; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.